Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 33 DATED MAY 22, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 33 to you in order to supplement our prospectus. This supplement, dated May 22, 2003, to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 33 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 32 dated May 15, 2003, Supplement No. 31 dated May 8, 2003, Supplement No. 30 dated May 1, 2003, Supplement No. 29 dated April 18, 2003, Supplement No. 28 dated April 9, 2003, Supplement No. 27 dated March 28, 2003, Supplement No. 26 dated March 19, 2003 and Supplement No. 25 dated March 7, 2003 (Supplement No. 25 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and February 27, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since May 15, 2003, the date of our last supplement to our Prospectus. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 5/20/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Town & Country Center 8925 Town and Country Circle Knoxville, TN	NC	1985/1987/1997	5/16/03	50,912,000 (1)(2)	639,135	94	48	Lowes Superstore Carmike Cinemas

North Hill Commons 3521 Clemson Boulevard Anderson, SC	NC	2000/2003	5/16/03	4,496,000	42,942	100	2	Michael's PETsMART

Bi-Lo Sylvania 1129 W. Ogeechee Street Sylvania, GA	SU	2002	5/16/03	4,400,000	36,000	100	1	Bi-Lo

		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 5/20/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Eckerd Drug Stores	SU	1995-1997	5/16/03	29,850,000 (3)	140,784	100	14	Eckerd Drug Stores

  Main & Colony, Dallas, TX
  Trinity Mills Road & Marsh Lane, Dallas, TX
  Hulen Street and Sycamore School, Ft. Worth, TX
  Parkway and Fairway Boulevard, Wichita, TX
  Midwestern Parkway and 38th Street, Wichita Falls, TX
  Telephone Road at Highway 199, Lake Worth, TX
  Glenwood and Gentry, Tyler, TX
  Jacksboro Highway and W. Loop Avenue, Ft. Worth, TX
  2090 E. Arapaho Boulevard, Richardson, TX
  Roberts Cutoff and River Oaks, River Oaks, TX
  1424 Buckingham Road, Richardson, TX
  6401 W. Parker Road, Plano, TX
  4808 David Boulevard, Richland Hills, TX
  2323 M.L. King Blvd and NE 23rd, Oklahoma City, OK

Eckerd Drug Stores	SU	1995-1997	5/21/03	11,008,000 (3)	52,372	100	5	Eckerd Drug Stores

731 Whitlock Avenue, Marietta, GA
  Highway 29th and Davis Mills Boulevard, Lawrenceville, GA
  Sherwood Plaza and Enola, Gainesville, GA
  124 and Bethany Church, Snellville, GA
  3300 S. Orange Blossom Trail, Kissimmee, FL

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

SU Single User Retail Property

  The purchase price was adjusted based on an earnout formula for vacant spaces at the time of closing. The balance of the purchase price, of approximately $5,332,000, will be paid only if the remaining spaces are leased and occupied, with the tenant paying rent, within 18 months from closing.
  As of purchase of this property we own the building and will receive rental payments from the various tenants, however the land is subject to a ground lease, which terminates in 2051. We will lease the ground under this building and will be required to pay $625,000 per annum to the ground landlord. We will have the first right of refusal to purchase the ground.
  As part of the purchase of these properties, we obtained new financing in the total principal amount of $22,000,000 secured by eighteen first mortgages on these properties. The loans require interest only payments based on a rate of 5.05% per annum and mature June 1, 2013. The Lawrenceville, GA property was acquired for all cash.

Plan of Distribution

As of May 21, 2003, we believe we have received subscriptions for common stock in excess of the amount registered with the Securities and Exchange Commission. We are in the process of reviewing subscription agreements and accepting them based on the date received. We will be returning subscription documents and checks for those received in excess of the amount registered with the Securities and Exchange Commission.

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of May 13, 2003, we had sold 117,000,115 shares in our third offering, resulting in gross proceeds of $1,168,777,158. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of May 13, 2003, we had incurred $101,438,448 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $1,067,338,710 of net proceeds from the sale of those 117,000,115 shares. An additional 5,350,322shares have been sold pursuant to our Distribution Reinvestment Program as of May 13, 2003, for which we have received additional net proceeds of $50,828,062. As of May 13, 2003, we had repurchased 629,510 shares through our Share Repurchase Program resulting in disbursements totaling $5,901,302. As a result, our net offering proceeds from all offerings total approximately $1,692,343,640 as of May 13, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,803,000 are included in the purchase prices we have paid for all our properties purchased through May 13, 2003. As of May 13, 2003, we had invested approximately $1,507,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,271,000,000, and we had invested approximately $91,000,000 in notes receivable from developers of five shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of May 13, 2003, we had net offering proceeds of approximately $94,000,000 available for investment in additional properties. As of May 13, 2003, we have committed to the acquisition of an additional $950,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.